October 19, 2006

Optimal Group Inc.
3500 de Maisonneuve Blvd. W.
Suite 1700
Montreal, Quebec, Canada H3Z 3C1

Neil S. Wechsler
Co-Chairman of the Board and Chief Executive Officer


Dear Mr. Wechsler:


We acknowledge that the unexpected passage of the Unlawful Internet Gambling Enforcement Act of 2006 was a significant setback to the strategic business plan of Optimal Group Inc. ("Optimal" or the "Company") and specifically FireOne Group plc ("FireOne"). Obviously, the growth prospects of the business as well as the overall dynamics of the industry have changed significantly. As such, we urge the board of directors to take steps to return the Company's significant cash position to the shareholders in the form of a special dividend or Dutch tender offer and immediately embark on a sale of the Company. The Company should expand the scope of Genuity Capital Markets' engagement or engage another financial advisor to execute a sale process. We believe this course of action would maximize value to existing shareholders given the current industry dynamics and lack of historical trading volume. Our view is that after the distribution of the cash, Optimal is not of sufficient size to continue as a public entity.

In conjunction with a sale process of the Company and to the extent strategic buyers do not demonstrate interest in FireOne, we would consider investigating a buyout of FireOne by Clinton and its affiliates, and we are prepared to immediately commence the requisite due diligence to that end. We believe that FireOne is trading at a level that discounts the inherent valuation of the technology and its growth prospects outside the U.S. market. While the financials were not entirely articulated in the most recent quarterly filing, it appears FireOne has approximately $25 million of non-U.S. revenues, a fact that the market seems to overlook.

We trust that the board under your leadership will work expeditiously to consider and review our proposal. We believe Optimal would be an attractive add-on candidate to several larger transaction processors and similar portfolio companies controlled by private equity firms.

Our first approach is always to attempt to work constructively with management to share ideas regarding how to deliver value for shareholders, and we have stated that we would possibly participate in certain types of transactions. However, if the board fails to expeditiously pursue our stated course of action, we would consider, among other things, seeking board representation at next year's annual meeting through the election of directors who, subject to their fiduciary duties, are dedicated to maximizing shareholder value through a sale process. If you would like to discuss the above, you or your advisors are free to contact me at 212-377-4224.

Sincerely,

/s/ Conrad Bringsjord
Conrad Bringsjord
Portfolio Manager Event Driven and Activist Investments
Clinton Group Inc.